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                             January 19, 2022

       Joseph C. Visconti
       Chief Executive Officer
       Forza X1, Inc.
       3101 S. US-1
       Ft. Pierce, FL 34982

                                                        Re: Forza X1, Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed December 23,
2021
                                                            File No. 333-261884

       Dear Mr. Visconti:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-1

       General

   1. It appears from your disclosure that you do not yet produce, market and sell commercially the products depicted
in your graphics, but the graphics suggest that your boats are mass produced in multiple
colors. Please revise to avoid the implication currently presented by those graphics or
remove the graphics entirely.
   2. The depiction of the Forza X1 in your graphics appears to differ from the depiction on page 50. Please explain
the reason for the different depictions.
 Joseph C. Visconti
FirstName  LastNameJoseph C. Visconti
Forza X1, Inc.
Comapany
January 19,NameForza
            2022     X1, Inc.
January
Page 2 19, 2022 Page 2
FirstName LastName
Prospectus Summary, page 1

3. Please revise your summary to include a specific, clear description of your current operations, status of product development and manufacturing facility, reliance on your parent company and its facilities and your current capital resources. Distinguish clearly your aspirations from your accomplishments. Explain exactly what you have accomplished to date with respect to each of these matters and your plan of operation, including development of your battery pack, steering, control system, distribution model and design and purchase of your manufacturing facility, and any material hurdles that remain. These revisions should include but not be limited to the intended uses of proceeds.
4. We note claims regarding your "first-mover advantage" such as, among others, "To date, there are no commercialized electric boats for mass appeal," and "Forza X1 intends to be first to market with a mass appeal affordable, family friendly, fully electric day boat."
         Please revise your disclosure to clarify the basis for such claims, indicating whether this refers to price point, mass production, integrated design, or some other basis. Please also describe the support for your claims to the extent that they relate to other electric boat manufacturers.
Use of Proceeds, page 36

5. We note that your parent company completed its initial public offering in 2021, with the majority of those proceeds intended to be used to develop its electric boat business and acquire waterfront property (to be developed as its EV innovation and testing center), as confirmed in the Form 10-Q filed November 15, 2021. Please revise your disclosure to describe that offering and the amount of proceeds you have received and/or expect to receive from your parent company. Also, in light of this planned investment in your operations and numerous claims in this document regarding the expected superiority of your products, please revise to describe in detail the reasons for this offering and why you are now intended to be a stand-alone company. Include in these revisions what changed since your parent company's IPO that led to undertaking this transaction.
Business, page 47

6. Please disclose whether your parent company has transferred the entirely of its electric boat business to you. If your parent company will continue to develop and manufacture its own electric boats, including the five models described in its IPO prospectus, please disclose the potential conflicts of interest in light of your shared management, suppliers, and manufacturing facilities.
 Joseph C. Visconti
FirstName  LastNameJoseph C. Visconti
Forza X1, Inc.
Comapany
January 19,NameForza
            2022     X1, Inc.
January
Page 3 19, 2022 Page 3
FirstName LastName
7. Please describe the need for any government approvals of your principal products or services. See Item 101(h)(viii) of Regulation S-K. Specifically address the need to obtain permits and licenses in connection with your direct-to-consumer model, and whether jurisdictions impose limitations on the ability of a boat manufacturer to act as a dealer.
         Also address the permits needed to establish your service network.
8. Please expand your description of how your electric boats and components will be serviced and repaired. Describe the arrangements you expect to enter into with third party-service providers. Also describe the widespread service network you plan to establish, including your expected timetable and geographic coverage. Include in your revisions the steps you have taken in furtherance of this activity and the steps that remain.
9. We note disclosure that your boats incorporate an onboard charging system, permitting recharging from almost any electrical outlet and residential and commercial charging stations previously only utilized for electric automobiles. Please expand your disclosure to describe charging times and capacity in relation to available charging options. Please also further explain the potential charging capacity limitations you may impose via software updates. Also, given the status of the development of your product, please explain the basis for the statement that your charging system permits long-range use of your boat.
Forza X1 Intellectual Property, page 63

10. Please revise to clarify whether you or your parent company filed the applications you noted and who owns and will own the intellectual property covered by those applications.
Forza X1 Future Factory, page 64

11. Describe the status of your design efforts related to your factory and your expected timetable for the milestones related to the Forza FX1 Future Factory, including when you expect to actually acquire the necessary real property, secure permits, begin construction and commence production and your plans for ramping up production. Please also more fully describe your manufacturing plans prior to the Forza FX1 Future Factory becoming operational, including your expected timetable to accept customer orders and deliver boats and/or components in fulfillment thereof.
Facilities, page 67

12. We note your disclosure that "Twin Vee has 14.5 acres of undeveloped land in Fort
         Pierce, Florida under contract and our current plans are to design the parcel as our future boat manufacturing facility to build our electric boat," together with the disclosure on page F-9 that you have paid a refundable deposit for this parcel. Please revise your disclosure to clarify whether you or Twin Vee currently owns this property and the manufacturing facility to be developed there. Please also clarify (i) whether this represents the same property and facilities described under the caption "Forza FX1 Future
         Factory" on page 64, and (ii) its acquisition status in light of disclosures that appear to
 Joseph C. Visconti
FirstName  LastNameJoseph C. Visconti
Forza X1, Inc.
Comapany
January 19,NameForza
            2022     X1, Inc.
January
Page 4 19, 2022 Page 4
FirstName LastName
         question its suitability (for example, on pages 13 and 42). Ensure your disclosures explains fully each transaction that occurred with respect to the referenced real property, the counterparties to the transactions and the source of funds used. Legal Proceedings, page 67

13. Please clarify the disclosure that the case was "terminated." Management, page 68

14. Please clarify the amount of time each officer devotes to your affairs.
Executive Compensation, page 77

15. Please disclose all compensation awarded to, earned by, or paid to your named executive officers by any person (including your parent company) for all services rendered in all capacities to you during your fiscal year ended November 30, 2021, in accordance with
         Item 402 of Regulation S-K.
16. We note the description of the employment agreements between your parent company and your named executive officers. To the extent these agreements govern the relationship between you and your named executive officers, and their compensation related thereto, please file them as exhibits to your registration statement.
Certain Relationships and Related Party Transactions, page 84

17. Please revise your disclosure to reconcile the inconsistency between these and related statements: "While our corporate headquarters is located at our parent
company   s
         premises, we do not pay rent or have a lease" (page 84) and "During the eleven-month period ended November 30, 2021, we recorded rent expense of $9,350 associated with our month-to- month arrangement to utilize certain space at our parent
company   s facility.
         The Company incurs $850 per month for rent expense for approximately 1,000 square feet" (page F-9). Also reconcile the disclosure on page 43 and Exhibit
10.2 about whether
         the fees are monthly or yearly; further clarify whether the rent expense is included in the
         $5,000 figure.
18. Please discuss Mr. Leffew's expected salary increase contingent upon successful completion of this IPO, as discussed in Exhibit 10.3. Provide similar disclosure regarding the interests of any other affiliates in the completion of this transaction.
Description of Capital Stock, page 87

19. Please revise this section so that it is consistent with Exhibits 3.1-3.3, including in relation to the number of shares of authorized stock. Also revise to ensure the disclosures are internally consistent; we note the disclosure on pages 87 and 88 refer to different amounts of authorized preferred stock, which numbers also differ from the number in the exhibits you filed.
 Joseph C. Visconti
Forza X1, Inc.
January 19, 2022
Page 5
Financial Statements, page F-1

20. We note that you are a wholly-owned subsidiary of Twin Vee PowerCats, Co. and that you were incorporated on October 15, 2021 as Electra Power Sports, Inc. We note your disclosure that your financial statements for the eleven-months ended November 30, 2021 have been carved out for the periods January 1, 2021 through the inception of Forza X1.
      Please clarify the date and meaning of the "inception of Forza X1." Additionally, please further disclose and clarify the presentation of such periods and tell us how you have complied with the requirements of Rule 8-02 of Regulation S-X which requires financial statements for the each of the last two fiscal years.
21.   Please tell us and disclose your fiscal year-end.
Notes to Financial Statements
Subsequent Events, page F-9

22. We note your disclosure of a refundable deposit on a land purchase agreement for right to acquire a 14.5-acre parcel near the waterfront in Fort Pierce, Florida. We further note that your parent company completed an IPO in July 2021 of which $3.5 million of the proceeds were allocated to the acquisition of waterfront property and development of the
      Electra Power Sports- EV Innovation & Testing Center, in Fort Pierce, Florida. On page
      67, you disclosed that Twin Vee has 14.5 acres of land under contract. Please tell us how this transaction will be accounted for in the Forza X1 financial statements including the status of the final purchase of the land.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Charles Eastman at 202-551-3794 or Melissa Gilmore at 202-551-
3777 if you have questions regarding comments on the financial statements and related matters. Please contact Jennifer Angelini at 202-551-3047 or Geoffrey Kruczek at 202-551-3641
with any other questions.



                                                            Sincerely,
FirstName LastNameJoseph C. Visconti
Comapany NameForza X1, Inc.                                 Division of
Corporation Finance
                                                            Office of
Manufacturing
January 19, 2022 Page 5
cc:
FirstName Patrick Egan
          LastName